December 27, 2004


United States Securities and Exchange Commission
Att'n:  Christine Bashaw
        Staff Accountant
Washington, D.C. 20549



Re: DeVry Inc. Form 10-K for the fiscal year ended June 30, 2004
    DeVry Inc. Form 10-Q for the quarter ended September 30,2004
    File No. 1-13988



Dear Ms. Bashaw:

This will confirm our telephone conversation of this morning in which I requested an extension to the date for the submission of our response to your letter of December 22, 2004. We have agreed that the extended submission date will be Friday, January 21, 2005.

Thank you for your consideration. The extended submission date will permit us to fully and properly respond to the points raised in your letter.


Sincerely,

/s/ Norman M. Levine

Norman M. Levine
Senior V.P. and CFO